Vote FOR Proposal #5 to Evaluate the Risks of Plastic Straws at McDonald’s Corporation (NYSE:MCD) Meeting Date: May 24, 2018

May 2, 2018

Dear fellow McDonald’s shareholder:

SumOfUs, an institutional shareholder of McDonald’s, urges you to vote FOR Proposal 5 at the annual meeting of McDonald’s shareholders on May 24, 2018.

Proposal 5 calls on McDonald’s to evaluate the business risks of the use of plastic straws in its restaurants, and to report this information to shareholders. Proposal 5 also asks McDonald’s to report to shareholders on its efforts to develop substitutes for plastic straws.

A growing global consumer movement opposes the use of plastic straws because of their contribution to waste and deleterious impacts on marine life. Each day, McDonald’s distributes an estimated 95 million single-use plastic straws in its 36,000 restaurants in over 100 countries.

We believe that the continued use of plastic straws could put our company at a competitive disadvantage, and that shareholder value would be enhanced by the development of plans to phase out plastic straws.

A YouTube video of a plastic straw being removed from the nostril of a sea turtle has now been watched over 22 million times. This 2015 video and the prevalence of plastic straws in marine waste have spurred consumers around the world to ask restaurants and concession vendors to be “straw free.” We believe our company has an opportunity to improve its brand by demonstrating leadership in the elimination of plastic straws.

In the United Kingdom, McDonald’s is phasing out plastic straws beginning this month. According to McDonald’s UK CEO Paul Pomroy,"Customers have told us that they don't want to be given a straw and that they want to have to ask for one, so we're acting on that.”

Last month, 42 businesses, including PepsiCo, Coca-Cola and Unilever signed the UK Plastic Pact to eliminate single use plastic; make all plastic packaging reusable, recyclable or compostable; and require 70% of plastic packaging to be effectively recycled or composted by 2025.

Global public opinion is turning against one-time use, unnecessary plastic items -- especially among younger generations. Thousands of restaurants, institutions and cultural venues have already banned plastic straws or are phasing them out in response to requests by their customers or employees. Failure to address this worldwide runs the risk of the company being seen as out of step with public opinion.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

May 2, 2018	Page 2

Many US cities are enacting bans on plastic straws: Davis, San Luis Obispo, Manhattan Beach and Malibu, California; Miami Beach and Fort Myers, Florida; and Seattle, Washington have banned plastic straws. The Queen of England has eliminated plastic straws across her estates. Scotland, England, Kenya, Taiwan, Antigua & Barbuda have also taken steps to ban disposable plastic straws. The 2017 documentary STRAWS narrated by actor Tim Robbins is contributing to the awareness among consumers of the damage inflicted by plastic straws.

Earlier this year, more than 450,000 people, including over 125,000 McDonald’s customers and over 3,000 shareholders, signed a petition from SumOfUs calling on McDonald’s to stop using plastic straws.

By voting FOR Proposal 5, McDonald’s shareholders can encourage the company to more proactively and effectively evaluate these risks as well as the opportunities available to our company’s brand by leading the way in replacing plastic straws with alternatives. We urge you to vote FOR Proposal 5.

Sincerely,

Lisa Lindsley

lisa@sumofus.org

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted